

SECURITIES AND EXCHANGE COMMISSION
03054832
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2002 (MM/DD/YY) AND ENDING 3/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMDEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3807 Wilshire Blvd., Suite 600
(No. and Street)

Los Angeles (City) California (State) 90010 (Zip Code)



SEC MAIL PROCESSING
MAY 29 2003
WASH. D.C. 183 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Patrick Anthony~~ (213) 738-1281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGarrell, Roy
(Name – *if individual, state last, first, middle name*)

1700 West Cameron Ave., Ste. 106 (Address), West Covina (City), CA (State) 91790 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Anthony, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camden Securities, Inc., as of May 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public


ARTURO AGUIRRE
Commission # 1354062
Notary Public - California
Los Angeles County
My Comm. Expires May 4, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMDEN SECURITIES CORPORATION

FINANCIAL STATEMENTS

For the Twelve Month Period Starting
April 1, 2002 through March 31, 2003

CAMDEN SECURITIES CORPORATION

TABLE OF CONTENTS

March 31, 2003

<u>INDEPENDENT AUDITOR'S REPORT</u>

To the Board of Directors
Camden Securities Corporation

We have audited the accompanying statement of Financial condition of Camden Securities Corporation as of March 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the period then ended. These financial statements are the responsibility of Camden Securities Corporation's management. Our Responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camden Securities Corporation, for the twelve month period starting April 1, 2002 through March 31, 2003 and the results of operations and cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the FOCUS Form X-17A-5, Part IIA and Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Roy McGarrell, CPA
May 15, 2003

CAMDEN SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Current Assets		
Cash in Bank	$ 120,999.52	
Dain Clearing Deposit - Cash	25,279.17	
Accounts Receivable	17,743.69	
Collaterized Secured Demand Note	130,200.00	
Inventory - Private Securities	112,200.00	
Total		$ 406,422.38
Furniture, Property & Equipment:		
Furniture & Fixtures	34,200.00	
Accum. Depreciatin-Furn.& Fixtures	(30,778.52)	
Property & Equipment	22,090.39	
Accum. Depreciatin-Prop.& Eqpt.	(18,356.16)	
Total		7,155.71
Other Assets		
Investments - DAIN	8,404.38	
Deposits	22,923.70	
Prepaid Expenses	129.53	
Advances to Employees & Others	12,943.29	
Total		44,400.90
TOTAL ASSETS		**$ 457,978.99**

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 82,320.99	
Payroll Taxes	32,766.58	
NASD Fee	5,696.00	
Total		$ 120,783.57
Long-Term Liabilities:		
Secured Demand Note Payable	130,200.00	
Interest Payable-Secured Note	24,232.00	
Total		154,432.00
TOTAL LIABILITIES		275,215.57
STOCKHOLDERS' EQUITY		
Common Stock	2,000.00	
Paid-in Capital	536,600.72	
Retained Earnings	(141,910.78)	
Net Income/(Loss)	(213,926.52)	
Total		182,763.42
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 457,978.99**

See accompanying notes and Accountant's report

CAMDEN SECURITIES INC.

STATEMENT OF INCOME

For the Twelve Month Period Starting

April 1, 2002 through March 31, 2003

	Amount	%
REVENUE		
Commissions	$ 404,249.61	*58.13%*
Consulting Income	67,550.00	*9.71%*
Interest Income	4,045.31	*0.58%*
Other Income	32,110.21	*4.62%*
Private Placement Income	217,876.38	*31.33%*
Rebate	9,310.19	*1.34%*
Securities Gain/(Loss)	(61,774.35)	*-8.88%*
Diligence Fee	22,000.00	*3.16%*
Total	695,367.35	100.00%
EXPENSES		
Advertising	$ 1,712.88	*0.25%*
Automobile Expense	12,508.46	*1.80%*
Bank Charge	2,765.91	*0.40%*
Charitable Contributions	160.00	*0.02%*
Clearing Costs	64,477.17	*9.27%*
Depreciation/Amortization	6,909.56	*0.99%*
Dues & Subscriptions	10,470.49	*1.51%*
Equipment Lease	4,997.53	*0.72%*
Insurance	7,534.76	*1.08%*
Interest Expense	13,773.30	*1.98%*
Leads Expenses	16,259.00	*2.34%*
Licenses & Permit fees	6,382.30	*0.92%*
Meals & Entertainment	3,727.52	*0.54%*
Miscellaneous	3,359.85	*0.48%*
NASD Fees	39,877.55	*5.73%*
Office Supplies	26,563.55	*3.82%*
Payroll and commissions	389,766.25	*56.05%*
Postage & Delivery	24,615.30	*3.54%*
Printing & Reproduction	5,798.83	*0.83%*
Professional Development	2,664.23	*0.38%*
Professional Fees	103,822.94	*14.93%*
Rent	36,734.65	*5.28%*
Repairs & Maintenance	18,154.85	*2.61%*
Taxes	32,469.20	*4.67%*
Telephone	41,498.39	*5.97%*
Temp Help/Agency Fees	13,782.32	*1.98%*
Travel	17,325.08	*2.49%*
Utilities	1,182.00	*0.17%*
Total	909,293.87	130.76%
NET INCOME/(LOSS)	$ (213,926.52)	*-30.76%*

See accompanying notes and Accountant's report

CAMDEN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Twelve Month Period Starting
April 1, 2002 through March 31, 2003

	Common stock 100 shares authorized Shares Issued @ $100. Par	Amount	Additional Paid In Capital	Retained Earnings
BALANCES AT APRIL 1, 2002	10,000	$	$368,909.48	$(141,910.78)
Additional Paid-In Capital			167,691.24	
Net Income (Loss)				(213,926.52)
BALANCES AT MARCH 31, 2003			$536,600.72	($355,837.30)

CAMDEN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Twelve Month Period Starting

April 1, 2002 through March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ (213,926.52)	
Adjustments reconciling net income to cash provided by operating activities:		
Depreciation of property and equipment	6,909.56	
Increase in Accounts Receivable	(8,719.11)	
Decrease in Inventory	82,800.00	
Increase in Securities	(262.81)	
Increase in Other Assets	(21,246.80)	
Increase in Accounts Payable	87,173.65	
Net cash provided /used by operating activities		$ (67,272.03)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used for investing activities		(4,903.00)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in Paid-in-Capital	167,691.24	
Net cash provided by financing activities		167,691.24
NET INCREASE (DECREASE) IN CASH		95,516.21

Reconciliation:

Cash Balance at End of Period	120,999.52
Cash Balance at Beg of Period	25,483.31
Net Increase (Decrease) in Cash	95,516.21

See accompanying notes and Accountant's report

CAMDEN SECURITIES CORPORATION
NET CAPITAL REQUIREMENTS
For the Twelve Month Period Starting
April 1, 2002 through March 31, 2003

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000. The following is a reconciliation of net capital shown in the audited financial statement with the net capital amount as computed under rule 15c3-1:

Net capital as shown in the financial statements		$182,763.42
Secured Demand Note and Interest		154,432.00
Non-allowable assets:		
Commission Receivable	$ 12,816.25	
Inventory	112,200.00	
Fixed Assets	7,155.71	
Other Assets	44,400.90	(176,572.86)
Net capital computed under rule 15c3-1		$ 160,622.56
Less Haircuts		(564.47)
Net Capital		$ 160,058.09

There is no material difference between the net capital computed under rule 15c3-1, as shown above, and the net capital computed with the Company's unaudited Par IIA FOCUS filing for the period ending March 31, 2002. The following schedule reconciles the unaudited net capital to the net capital computed above.

NET CAPITAL PER PART IIA FOCUS REPORT PURSUANT TO SEC RULE 15C3-1

Total Assets	$ 457,978.99
Less total Liabilities	275,215.57
Net Worth	182,763.42
Add Secured Demand Note and Interest	154,432.00
Adjusted Net Worth	337,195.42
Less Non-Allowable Asset	176,572.86
Current Capital	160,622.56
Less Haircuts	15.00
Net Capital	160,607.56
Required Net Capital	100,000.00
Excess Net Capital	$ 60,607.56

CAMDEN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Period ended March 31, 2003

NOTE A – ORGANIZATION

Camden Securities Corporation (the Company) is a Florida corporation formerly known as Pension Investors Securities Corporation organized in 1986. The Company's principle business is the selling of securities to its clients. As a broker-dealer in securities, it is subject to regulation by various agencies including the Securities and Exchange Commission, the national Association of Securities Dealers, Inc. and other state regulatory bodies. In 1997, pension Investors Securities Corporation changed its name to Hampton Securities Corporation, shortly thereafter, ceased operations and subsequently was purchased by Patrick Anthony and resumed operations in early 1998. Consequently, the new company has been in operations for just over three years.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers highly liquid investments with maturities of three months or less to be cash.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of its shareholders, had elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

NOTE C - OTHER

Total Assets as shown on the Focus Report differ from total Assets on the Statement of Financial Condition due to the non-allowable assets explained above.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

For the Twelve Month Period Starting
April 1, 2002 through March 31, 2003

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Camden Securities Corporation

We have examined the financial statements of Camden Securities Corporation for the period ended March 31, 2003, and have issued our reports thereon dated May 15, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exempting provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Camden Securities Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report and considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.



Roy McGarrell, CPA
May 15, 2003